K9

AB 2/28/06

SECURI[...] MISSION

06003439

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-44039

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EAST SHORE PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 MOTOR PARKWAY
(No. and Street)

HAUPPAUGE	**NY**	**11788**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Carroll **(631) 622-3113**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SALIBELLO & BRODER LLP
(Name – if individual, state last, first, middle name)

633 THIRD AVENUE, 13TH FLOOR, NEW YORK, NEW YORK 10017
(Address) (City) (State) (Zip Code))

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any its possessions.

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)***

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/16/06

OATH OR AFFIRMATION

I, Paul Carroll, Swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of East Shore Partners, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TODD D. CRUMP
Notary Public, State of New York
Qualified in Suffolk County
Reg# 01CR6063984
My Commission Expires 9/17/07

Notary Public

Signature

Chief Compliance Officer - Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders, Equity or Partners, or Sole Proprietors, Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section240.17a-5(e)(3).*

CONTENTS

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT

The Board of Directors
East Shore Partners, Inc.
Hauppauge, New York

We have audited the accompanying statement of financial condition of East Shore Partners, Inc. (the "Company") as of December 31, 2005, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of East Shore Partners, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salibello & Broder LLP

January 27, 2006

EAST SHORE PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Assets

Cash and cash equivalents	$	142,178
Deposit with clearing broker, including interest of $1,171		149,738
Receivable from broker-dealers and clearing broker		138,332
Accounts receivable		31,667
Non-marketable securities, at estimated fair value		9,054
Property and equipment, at cost less accumulated depreciation of $144,018		53,994
Prepaid expenses and other assets		51,564
	$	576,527

Liabilities and Shareholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	146,446
Payable to broker-dealers		29,340
Commissions payable		24,882
Deferred revenue		7,708
Income taxes payable		675
Total liabilities		209,051
Shareholders' equity:		
Common stock, $.001 par value, 1,000 shares authorized, 100 shares issued		1
Additional paid-in-capital		149,999
Retained earnings		287,010
		437,010
Less: 30 shares of common stock in treasury, at cost		69,534
Total shareholders' equity		367,476
	$	576,527

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions	$ 4,206,338
Investment research fees	313,733
Interest and dividend income	24,374
Unrealized gains	5,754
Total revenues	4,550,199
Expenses:	
Commissions - brokers	1,528,785
Salaries	869,086
Floor broker fees	301,678
Equipment rental and quotation charges	283,885
Charitable contributions	192,270
Employee benefits	146,303
Clearing charges	135,963
Rent and utilities	126,071
Payroll taxes	112,736
Professional fees	89,652
Consulting and advisory fees	88,461
Temporary help	80,977
Computer maintenance	61,353
Travel and entertainment	56,989
Contribution to profit sharing plan	50,000
Telephone	40,070
Office supplies	33,172
Depreciation	29,330
NASD and other regulatory fees	24,933
Meals	22,122
Insurance	14,954
Books and publications	5,859
Postage and messenger	5,655
Conferences and seminars	670
Interest	241
Other expenses	12,564
Total expenses	4,313,779
Income before income taxes	236,420
Income taxes	1,535
Net income	$ 234,885

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	SHAREHOLDERS' EQUITY
Balance at December 31, 2004	$ 1	$ 149,999	$ 235,029	$ 69,534	$ 315,495
Net income	-	-	234,885	-	234,885
Dividends paid	-	-	(182,904)	-	(182,904)
Balance at December 31, 2005	$ 1	$ 149,999	$ 287,010	$ 69,534	$ 367,476

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows provided by operating activities:	
Net income	$ 234,885
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	29,330
Non-marketable securities	(5,754)
(Increase) decrease in operating assets:	
Deposit with clearing broker	(707)
Receivable from broker-dealers and clearing broker	32,779
Accounts receivable	(31,667)
Prepaid expenses and other assets	(5,467)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	12,274
Payable to broker-dealers	(13)
Commissions payable	(13,413)
Deferred revenue	7,708
Net cash provided by operating activities	259,955
Cash flows from investing activities:	
Purchase of property and equipment	(6,405)
Net cash used in investing activities	(6,405)
Cash flows from financing activities:	
Dividends paid	(182,904)
Net cash used in financing activities	(182,904)
Net increase in cash and cash equivalents	70,646
Cash and cash equivalents - beginning of year	71,532
Cash and cash equivalents - end of year	$ 142,178

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and nature of business

East Shore Partners, Inc. (the "Company") is incorporated in the state of Delaware for the purpose of doing business as a broker-dealer in securities.

The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

During 2005, the Company commenced to providing investment research services on a consulting basis.

All transactions for the Company's customers are cleared through a clearing broker-dealer on a fully disclosed basis.

Note 2 - Summary of significant accounting policies

Revenue Recognition

Commissions are recorded on a trade date basis as security transactions occur. Revenue for research services are recorded ratably over the term of the consulting agreement. Deferred revenue represents amounts received for research services not yet provided.

Valuation of securities

Securities not readily marketable are valued at fair value as determined by management.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using an accelerated method over the estimated useful lives of the related assets. Additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred.

Operating leases

The lease for the Company's office facilities includes scheduled base rent increases over the term of the lease. The Company has recorded as deferred rent the unamortized excess of rent expense over cash payments calculated on a straight-line basis over the lease term.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 2 - Summary of significant accounting policies (continued)

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liabilities for United States Federal income taxes has been made. In addition, the Company, with the consent of its shareholders, has elected to be treated as an S Corporation for New York State. A provision has been made for the minimum amount of state taxes .

Statement of cash flows

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents. Cash paid for income taxes for the year ended December 31, 2005 was $1,535. Cash paid for interest for the year ended December 31, 2005 was $242.

Note 3 - Property and equipment

At December 31, 2005, property and equipment consists of the following:

Computer equipment	$ 86,490
Furniture	52,259
Other equipment	59,263
	198,012
Less: accumulated depreciation	144,018
	$ 53,994

Note 4 - Agreement with clearing broker

The Company has entered into a continuing agreement with a clearing broker, to act as the Company's clearing agent.

The Company's agreement with the clearing broker requires that a deposit of $150,000 be maintained in either cash, United States Treasury Bills or money funds. The term of the current agreement will expire on November 30, 2006, and unless terminated in accordance with the provisions of such agreement, will continue after such term for an additional successive 24-month term.

Note 5 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2005.

Note 6 - Concentrations of credit risk

The Company maintains cash balances in a financial institution that at times exceeds the amount covered by insurance provided by the Federal Deposit Insurance Corporation (FDIC). The excess amounts at December 31, 2005 were approximately $113,400.

In the course of its consulting business, the Company enters into contracts with various clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Company's policy to review, as necessary, the credit standing of each client with which it conducts business.

The Company also is engaged in various brokerage activities whose counter-parties primarily include broker-dealers, a clearing broker and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business.

Note 7 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $228,869 which was $203,869 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was .91 to 1.

Note 8 - Stock purchase agreement

The shareholders of the Company have established a stock purchase agreement for the following purposes:

a) To provide for the acquisition of the stock owned by any of the shareholders who may wish to dispose of the same during their lifetime; and

b) To provide for the purchase of the stock of any shareholders who may terminate their employment, become insolvent or die while the stock purchase agreement is in force.

On January 5, 2005, the Company's President sold his interest in the Company to a registered representative employed by the Company in an arm's length transaction. Per the Company's stock purchase agreement, an exiting shareholder must inquire of the remaining shareholders if they want to purchase the interest before inquiring of an outside buyer. The Company's President did offer to sell his shares to the remaining shareholders, but they declined.

Note 9 - Profit sharing plan

The Company has a profit-sharing plan (the "Plan"), in which all full-time employees who meet certain age and length of service requirements are eligible to participate. Annual contributions to the Plan are to be made at the discretion of the Board of Directors. For the year ended December 31, 2005, the Plan contribution charged to operations was $50,000.

Note 10 - Commitments

In November 2002, the Company entered into a non-cancelable operating lease for its primary office facilities which expires on September 30, 2009.

Future minimum rental commitments are as follows:

Year ending December 31,		
2006	$	108,245
2007		112,159
2008		116,229
2009		110,089
	$	446,722

Rent expense amounted to $108,221 for the year ended December 31, 2005.

Note 11 - Related party transactions

Commissions payable include amounts payable to shareholders/officers. As of December 31, 2005, amounts owed to shareholders/officers totaled $15,023.

SUPPLEMENTARY INFORMATION

SCHEDULE I

EAST SHORE PARTNERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

Allowable capital:		
Total shareholders' equity	$	367,476
Less non-allowable assets:		
Property and equipment, net		53,994
Prepaid expenses and other assets		51,564
Accounts receivable		31,667
		137,225
Net capital before haircuts on securities		230,251
Haircuts on securities		1,382
Net capital	$	228,869
Aggregate indebtedness	$	209,051
Minimum net capital required	$	25,000
Excess net capital	$	203,869
Ratio: Aggregate indebtedness to net capital		.91 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

EAST SHORE PARTNERS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of SEC rule 15c3-3. All customer transactions were cleared through another independent broker-dealer on a fully disclosed basis.

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
East Shore Partners, Inc.
Hauppauge, New York

In planning and performing our audit of the financial statements and supplemental schedules of East Shore Partners, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salibello & Broder LLP

January 27, 2006